Item 9 (c)(3)

December 3, 1996




Richardson Electronics, Ltd.
40W267 Keslinger Road
LaFox, Illinois 60147

Attention:     Mr. Edward J. Richardson
               Chief Executive Officer

Dear Mr. Richardson:

     This letter (this "Agreement") will confirm the agreement between Richardson Electronics, Ltd. (the "Company") and Forum Capital Markets L.P. ("Forum"), pursuant to which the Company has agreed to retain Forum to render financial advisory and other investment banking services to the Company in connection with an Exchange Offer (as defined below) involving the Company's existing 7 1/4% Convertible Subordinated Debentures due December 15, 2006 (the "Existing Securities"), in each case on the terms and subject to the conditions set forth herein.

     1. Engagement. The Company hereby agrees to retain Forum, and Forum agrees to act, as exclusive financial advisor to the Company in connection with the Exchange Offer, all on the terms and conditions set forth herein. The services to be performed by Forum with respect to the Exchange Offer will include (1) performing financial analyses, (2) advising the Company with respect to the terms of the new debt and the new capital structure of the Company and (3) assisting the Company in the preparation of the Exchange Offer Documents (as defined below). It is anticipated that the Exchange Offer will be structured to qualify for exemption from registration under the Securities Act of 1933, as amended, pursuant to Section 3(a)(9) thereof, and Forum will not be required to take any action which could jeopardize the availability of such exemption. Forum will not take any action other than those described in clauses (1), (2) or
(3) above without the prior written consent of the Company.

     2.   Certain Definitions.  For purposes of this Agreement:

          (i) The term "Exchange Offer" means each offer (including any amendment thereto or modification thereof) by the Company or any subsidiary or affiliate of the Company (a "Related Entity") to holders of the Existing Securities (collectively, the "Holders") to purchase or acquire in one or more transactions (whether by tender offer, exchange offer, open market purchase, private purchase or otherwise) Existing Securities and/or any solicitation (including any amendment to or modification of any solicitation) by the Company or any Related Entity with respect to any Existing Securities, including each offer or solicitation involving the issuance of new securities and/or the complete or partial restructuring of the Company's capitalization and/or the payment of other consideration (including cash) to Holders.

          (ii) The term "Exchange Offer Documents" means each offering circular, consent solicitation document and, if any, each registration statement filed with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, as the case may be, including, as applicable, each related letter of transmittal, and each related letter to Holders pertaining to the Exchange Offer and each amendment or supplement to any of the foregoing.

     3. Compensation. In full payment for services rendered and to be rendered hereunder by Forum, the Company agrees to pay Forum a cash fee of $200,000, payable upon the earlier of (a) the date of mailing of the Exchange Offer Documents or (b) March 1, 1997.

     4. Expenses. In addition to any fees that may be payable to Forum hereunder, the Company hereby agrees to pay, to or on behalf of Forum, promptly upon request from time to time, reasonable travel and other out-of-pocket expenses incurred by Forum, including, without limitation, the reasonable fees and expenses of Forum's counsel; provided, however, that reimbursement for expenses shall not exceed $35,000 unless expenses in excess of such amount are approved by the Company.

     5. Information. The Company shall furnish, or cause to be furnished, to Forum all information requested by Forum for the purpose of rendering services hereunder, including the Exchange Offer Documents (collectively the "Information"). The Company recognizes and confirms that Forum:

          (a) will use and rely on the Information and on information available from generally recognized public sources in performing the services contemplated by this Agreement without having independently verified the same;

          (b) does not assume responsibility for the accuracy or completeness of the Information and such other information
(except for that portion of the Information provided by Forum, which consists only of the pricing information with respect to the Existing Securities); and

          (c) will not make any appraisals in connection with any Exchange Offer (including, but not limited to, appraisals of the Company, any Related Entity or any securities or assets thereof).

     6. Confidential Nature of Advice. All advice (written or oral) given by Forum to the Company or any Related Entity in connection with Forum's engagement hereunder is intended solely for the use and benefit of the Company (including its management, directors and counsel) and shall be treated as confidential. The Company agrees that no such opinion or advice shall be otherwise used or disclosed, in any manner or for any purpose, nor shall any public references to Forum be made by the Company (or such persons), without the prior consent of Forum.

     7. Indemnification. (a) The Company will indemnify Forum for and hold Forum harmless, to the extent lawful, from any and all losses, claims, damages or liabilities, as incurred, (i) arising out of any untrue statement of a material fact in any offering material (including, without limitation, the Exchange Offer Documents) provided by the Company or any omission of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, or (ii) resulting from any breach of the terms of this Agreement by the Company, or (iii) to which Forum may otherwise become subject in connection with its rendering of services hereunder; provided, however, that such indemnity will not apply to losses, claims, damages or liabilities (x) arising out of gross negligence or willful misconduct of Forum, (y) arising out of the breach by Forum of its obligations hereunder or (z) which result from any compromise or settlement not approved by the Company in writing. The Company will promptly reimburse Forum for any and all reasonable legal or other expenses, as incurred, by Forum in connection with investigating, preparing for or defending any such claims or any actions related thereto. This indemnity will also extend on the same terms and conditions as set forth herein to the directors, officers, employees, agents, counsel and controlling persons of Forum (each such person, including Forum, an "Indemnified Person"). If any claim, action or proceeding is brought or asserted against an Indemnified Person in respect of which indemnity may be sought from the Company, such Indemnified Person will promptly notify the Company in writing of such claim, action or proceeding; provided, however, that the failure to notify the Company shall not relieve the Company from any liability or obligation that it may have under this Section 7 or otherwise to such Indemnified Person (except to the extent that such failure prejudices the Company's ability to defend such action, claim, complaint or proceeding).

          (b) In case any such investigation, litigation, proceeding or other action within the scope of this Section 7 shall be brought against any Indemnified Person, the Company shall be entitled to participate in such investigation, litigation, proceeding or other action and, after written notice from the Company to such Indemnified Person, to assume the defense of such investigation, litigation, proceeding or other action with counsel of its choice at the Company's expense; provided, however, that such counsel shall be reasonably satisfactory to such Indemnified Person. Notwithstanding the election of the Company to assume the defense of such investigation, litigation, proceeding or action, such Indemnified Person shall have the right to employ separate counsel and to participate in the defense of such investigation, litigation, proceeding or action, and the Company shall bear the fees, costs and expenses of such separate counsel if (i) the use of counsel chosen by the Company to represent such Indemnified Person would present such counsel with a conflict of interest; (ii) the defendants in, or targets of, any such investigation, litigation, proceeding or action include both an Indemnified Person and the Company, and such Indemnified Person shall have reasonably concluded that there may be legal defenses available to it which are different from or additional to those available to the Company; (iii) the Company shall not have employed counsel satisfactory to such Indemnified Person in the exercise of such Indemnified Person's reasonable judgment; or (iv) the Company shall have notified the Indemnified Person that it may employ separate counsel at the expense of the Company. In each such case the Company shall not have the right to direct the defense of such investigation, litigation, proceeding or action on behalf of such Indemnified Person. In addition, the Indemnified Person shall have the right to participate in any such investigation, litigation, proceeding or action, and to employ separate counsel in connection therewith, at any time at the Indemnified Person's own cost and expense.

          (c)  In the event that the indemnity provided in this
Section 7 is unavailable or insufficient to hold harmless any Indemnified Person, then the Company shall contribute to amounts paid or payable by such Indemnified Person in respect of such Indemnified Person's losses, claims, damages and liabilities as to which such indemnity is unavailable or insufficient (i) in such proportion as appropriately reflects the relative benefits received by the Company, on the one hand, and Forum, on the other hand, in connection with the matters as to which such losses, claims, damages or liabilities relate, or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as appropriately reflects not only the relative benefits referred to in clause (i) above, but also the relative fault of the Company, on the one hand, and Forum, on the other hand, as well as any other equitable considerations. The amounts paid or payable by a party in respect of losses, claims, damages and liabilities referred to above shall be deemed to include any legal or other fees and expenses incurred in any investigation of and in defending any litigation, proceeding or other action or claim. Notwithstanding the foregoing, the Indemnified Persons' aggregate share of the liability hereunder shall not be in excess of the amount of fees actually received by Forum under this Agreement (excluding any amounts received as reimbursement of expenses incurred by Forum).

          (d) This Section 7 shall remain in full force and effect whether or not any of the transactions contemplated by this Agreement are consummated, shall survive the expiration or termination of this Agreement and shall be in addition to any liability that the Company might otherwise have to any Indemnified Person under this Agreement or otherwise.

     8. Use of Name. The Company agrees that any reference to Forum or any affiliate of Forum in any Exchange Offer Document, or any other release or communication, is subject to Forum's prior approval. Except as required by law or regulations, if Forum resigns prior to the dissemination of any Exchange Offer Document or any other release or communication, no reference shall be made therein to Forum.

     9. Termination or Resignation. The term of Forum's engagement hereunder commences on the date hereof and expires six months from the date hereof. In addition, Forum shall have the right to resign, and the Company shall have the right to discharge Forum, at any time for any reason, by giving prior written notice. If this Agreement is terminated prior to the mailing of the Exchange Offer Documents to the Holders, Forum shall not be entitled to receive the amounts provided in Section 3 hereof. If this Agreement is terminated or expires after mailing of the Exchange Offer Documents to the Holders, Forum shall be entitled to receive all of the amounts provided in
Section 3 hereof. Regardless of whether this Agreement is terminated before or after the mailing of the Exchange Offer Documents to the Holders, Forum and its counsel shall be entitled to receive all of the amounts provided in Section 4 hereof up to and including the effective date of such termination.

     10. Notice. Notice given pursuant to any of the provisions of this Agreement shall be in writing and shall be mailed or delivered (a) to the Company, at its offices at 40W267 Keslinger Road, LaFox, Illinois 60147, Attention: Mr. Edward J. Richardson, Chief Executive Officer; and (b) to Forum at 53 Forest Avenue, Old Greenwich, Connecticut 06870, Attention: Mr. Michael F. McNulty, Managing Director.

     11. Entire Agreement and Governing Law. This Agreement incorporates the entire understanding of the parties and supersedes all previous agreements between Forum and the Company with respect to the subject matter hereof, and this Agreement shall be governed by, and construed in accordance with, the laws of the State of Connecticut without regard to principles of conflicts of law.

     12. Survival of Certain Provisions. Notwithstanding anything to the contrary contained herein, the provisions hereof concerning confidentiality, indemnity and the obligations of the Company to pay accrued fees and reimburse expenses (including, without limitation, those contained in Sections 3, 4, 6, 7 and 9 hereof) shall survive the termination or expiration of this Agreement.

     13. No Third Party Beneficiaries. This Agreement has been and is made solely for the benefit of the Company, Forum and the other indemnified persons referred to in Section 7 hereof and their respective successors and assigns, and no other person shall acquire or have any right under or by virtue of this Agreement.

     Please confirm that the foregoing is in accordance with your understanding of our agreement by signing and returning to Forum the duplicate of this letter enclosed herewith.

                         Very truly yours,

                         FORUM CAPITAL MARKETS L.P.

                         By: /s/ Michael F. McNulty
                              Michael F. McNulty
                              Managing Director

Agreed to and accepted as of
the date first written above:

RICHARDSON ELECTRONICS, LTD.

By: /s/ Edward J. Richardson
     Edward J. Richardson
     Chief Executive Officer